     UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)

Morgans Hotel Group Co.
_____________________
(Name of Issuer)

Common Stock, par value $0.01 per share
_________________________
(Title of Class of Securities)

61748W108
____________________
(CUSIP Number)

     Steven B. Kauff
NorthStar Capital Investment Corp.
399 Park Avenue, 18th Floor
New York, New York 10022
Telephone: (212) 547-2600
____________________
(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications)

     June 18, 2008
____________________
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

(Continued on following pages)

1.	NAME OF REPORTING PERSONS: NorthStar Capital Investment Corp.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
			(a)	[ ]
			(b)	[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS: OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH		7.	SOLE VOTING POWER:
2,087,022 Shares

		8.	SHARED VOTING POWER:
0 Shares

		9.	SOLE DISPOSITIVE POWER:
2,087,022 Shares

		10.	SHARED DISPOSITIVE POWER:
0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON			2,087,022

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES			[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)			6.49%

14.	TYPE OF REPORTING PERSON: CO

1.	NAME OF REPORTING PERSONS: NCIC MHG Subsidiary LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
				(a)	[ ]
				(b)	[ ]

3	SEC USE ONLY

4.	SOURCE OF FUNDS: OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)				[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH		7.	SOLE VOTING POWER:
171,815 Shares

		8.	SHARED VOTING POWER:
0 Shares

		9.	SOLE DISPOSITIVE POWER:
171,815 Shares

		10.	SHARED DISPOSITIVE POWER:
0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON				171,815

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES				[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)				0.53%

14.	TYPE OF REPORTING PERSON: OO

1.	NAME OF REPORTING PERSONS: NorthStar Partnership, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
				(a)	[ ]
				(b)	[ ]

3	SEC USE ONLY

4.	SOURCE OF FUNDS: OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)				[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH		7.	SOLE VOTING POWER:
1,915,207 Shares

		8.	SHARED VOTING POWER:
0 Shares

		9.	SOLE DISPOSITIVE POWER:
1,915,207 Shares

		10.	SHARED DISPOSITIVE POWER:
0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON				1,915,207

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES				[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)				5.95%

14.	TYPE OF REPORTING PERSON: PN

1.	NAME OF REPORTING PERSONS: W. Edward Scheetz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
				(a)	[ ]
				(b)	[ ]

3	SEC USE ONLY

4.	SOURCE OF FUNDS: OO/PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)				[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH		7.	SOLE VOTING POWER:
1,196,736 Shares

		8.	SHARED VOTING POWER:
923,175 Shares*

		9.	SOLE DISPOSITIVE POWER:
1,702,151 Shares

		10.	SHARED DISPOSITIVE POWER:
923,175 Shares*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON			2,625,326

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES				[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)				8.16%

14.	TYPE OF REPORTING PERSON: IN

* Reflects only Mr. Scheetz’s proportionate economic and pecuniary interest in the Shares owned directly by NCIC MHG Subsidiary and NorthStar LP and the units owned directly by Residual Hotel Interest LLC, but does not include all of the Shares or units owned by NCIC MHG Subsidiary, NorthStar LP or Residual Hotel Interest LLC, which are reported and reflected elsewhere herein. Mr. Scheetz disclaims beneficial ownership of such Shares owned by NCIC MHG Subsidiary and NorthStar LP and such units owned by Residual Hotel Interest LLC, except to the extent of his economic interest therein has reflected in the numbers set forth on this page and the inclusion of these Shares and units elsewhere in this filing shall not be deemed an admission of beneficial ownership of all the reported Shares and units for the purpose of this filing or for any other purpose.

1.	NAME OF REPORTING PERSON: David T. Hamamoto

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
				(a)	[ ]
				(b)	[ ]

3	SEC USE ONLY

4.	SOURCE OF FUNDS: OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)				[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH		7.	SOLE VOTING POWER:
1,205,090 Shares

		8.	SHARED VOTING POWER:
924,493 Shares*

		9.	SOLE DISPOSITIVE POWER:
1,205,090 Shares

		10.	SHARED DISPOSITIVE POWER:
924,493 Shares*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON				2,129,583

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES				[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)				6.62%

14.	TYPE OF REPORTING PERSON: IN

* Reflects only Mr. Hamamoto’s proportionate economic and pecuniary interest in the Shares owned directly by NCIC MHG Subsidiary and NorthStar LP and the units owned directly by Residual Hotel Interest LLC, but does not include all of the Shares or units owned by NCIC MHG Subsidiary, NorthStar LP or Residual Hotel Interest LLC, which are reported and reflected elsewhere herein. Mr. Hamamoto disclaims beneficial ownership of such Shares owned by NCIC MHG Subsidiary and NorthStar LP and such units owned by Residual Hotel Interest LLC, except to the extent of his economic interest therein has reflected in the numbers set forth on this page and the inclusion of these Shares and units elsewhere in this filing shall not be deemed an admission of beneficial ownership of all the reported Shares and units for the purpose of this filing or for any other purpose.

     This Amendment No. 6, filed by NorthStar Capital Investment Corp (“NCIC”), NCIC MHG Subsidiary LLC (“NCIC MHG Subsidiary”), NorthStar Partnership, L.P. (“NorthStar LP”), Mr. W. Edward Scheetz and Mr. David T. Hamamoto (each, a “Reporting Person” and collectively, the “Reporting Persons”)1 relates to the common stock, par value $0.01 per share (the “Common Stock”), of Morgans Hotel Group Co. (the “Company”), a Delaware corporation, and amends and supplements the Schedule 13D originally filed by the Reporting Persons on February 27, 2006, as previously amended. Capitalized terms used but otherwise not defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

     Since the date of filing of Amendment No. 5 to the Schedule 13D, dated March 24, 2008 (“Amendment No. 5”), Mr. W. Edward Scheetz has acquired options to acquire 1,053,100 shares of Common Stock, exercisable in October 2008, June 2009 and June 2010. Since these options are not exercisable within 60 days, the shares of Common Stock subject to acquisition through the exercise of these options are not reported in rows (11) and (13) of the cover pages to this Amendment No. 6 to the Schedule 13D. In addition, since the date of filing of Amendment No. 5, the number of shares of Common Stock beneficially owned by Mr. W. Edward Scheetz has changed, as reported below, through open market sales and purchases.2 Accordingly, the purpose of this amendment is to amend and restate in its entirety Item 5 of the Schedule 13D as set forth below.

Item 5.  Interest in Securities of the Issuer

     Item 5 is hereby amended in its entirety as follows:

     (a)     Ownership percentages of Common Stock reported herein are based on 32,169,424 shares outstanding as of May 8, 2008 and reported in the Company’s Form 10-Q filed on May 9, 2008.

     As of June 20, 2008, Mr. Scheetz beneficially owned an aggregate of 1,702,151 shares of Common Stock and has an economic interest in 445,084 shares of Common Stock (out of the 915,207 shares of Common Stock beneficially owned indirectly by NCIC through its majority-owned subsidiary, NorthStar LP,3 which directly beneficially owns such 915,207 shares of Common Stock), in 408,774 non-voting units that are convertible into shares of Common Stock (out of the 1,000,000 units beneficially owned indirectly by NCIC through NorthStar LP and its majority-owned Residual Hotel Interest LLC,3 which directly beneficially owns such 1,000,000 units) and, in 69,317 shares of Common Stock (out of the 171,815 shares of Common Stock beneficially owned indirectly by NCIC through its wholly owned subsidiary, NCIC MHG Subsidiary,3 which directly beneficially owns such 171,815 shares of Common Stock), representing in the aggregate approximately 8.16% of the outstanding shares of Common Stock. Of the 1,702,151 shares of Common Stock beneficially owned by Mr. Scheetz, 95,462 shares of Common Stock are directly beneficially owned by Mr. Scheetz, including 4,000 shares of Common Stock as to which Mr. Scheetz has a right to acquire exercisable within 60 days, 15,817 shares of Common Stock are indirectly beneficially owned by Mr. Scheetz, through two trusts which directly own such shares of Common Stock for the benefit of Mr. Scheetz’s two minor children, 10,000 shares of Common Stock are indirectly beneficially owned by Mr. Scheetz through his spouse who directly beneficially owns such shares of Common Stock, 501,415 shares of Common Stock represent Mr. Scheetz’s beneficial ownership of 224,995 vested stock options and 276,420 vested LTIP units convertible into Common Stock, 1,009,809 shares of Common Stock are indirectly beneficially owned by Mr. Scheetz through WES Holdings LLC, and 69,648 shares of Common Stock are indirectly beneficially owned by Mr. Scheetz through Crosby Holdings.

1        Neither the present filing nor anything contained herein shall be construed as an admission that NCIC, NCIC MHG Subsidiary or NorthStar LP constitute a “person” for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, as amended.
2        At the time this Amendment No. 6 to the Schedule 13D is being filed, Mr. Scheetz is in the process of converting 10,000 vested LTIP units into shares of Common Stock; this conversion will not change Mr. Scheetz’ beneficial ownership of shares of Common Stock, as the shares of Common Stock into which the LTIP units are convertible are already reflected in the number of shares of Common Stock for which Mr. Scheetz has sole dispositive power reported in row (9) of the cover pages to this Amendment No. 6 to the Schedule 13D. The conversion will, however, increase by 10,000 the number of shares of Common Stock for which Mr. Scheetz has sole voting power reported in row (7) of the cover pages to this Amendment No. 6 to the Schedule 13D.
3        Mr. Scheetz and Mr. Hamamoto disclaim beneficial ownership of these securities except to the extent of their respective economic interests therein, and the inclusion of these securities in this filing shall not be deemed an admission of beneficial ownership of all of the reported securities by Mr. Scheetz and Mr. Hamamoto for the purpose of this filing or for any other purpose.

     As set forth in the previous paragraph, of the shares of Common Stock reported in rows (11) and (13) of the cover pages to this Schedule 13D, 4,000 shares are shares of Common Stock as to which there is a right to acquire exercisable within 60 days, in addition to that portion of the stock options and LTIP units that vest in the next 60 days.4

     None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto, beneficially owned any shares of Common Stock as of June 20, 2008, other than as set forth herein.

     (b)      Rows (7) through (10) of the cover pages to this Schedule 13D set forth (i) the number of shares of Common Stock as to which there is sole power to vote or direct the vote or to dispose or direct the disposition and the number of shares of Common Stock as to which there is a right to acquire exercisable within 60 days and (ii) the number of shares of Common Stock as to which there is shared power to vote or direct the vote or to dispose or direct the disposition. Each Reporting Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Reporting Person.

     (c)      Except as reported herein or for the open market sales and purchases by Mr. Scheetz set forth below, no transactions in the Common Stock were effected by the Reporting Persons, or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedule I hereto during the 60 days prior to and including June 20, 2008.

Date	Shares Purchased	Shares Sold	Price
04/22/08	5,000		$13.50
04/24/08	5,000		$13.25
04/24/08	6,561		$13.20
04/24/08	1,100		$13.50
04/24/08	1,100		$13.50
04/25/08	6,800		$13.99
04/25/08	10,000		$14.00
04/30/08	14,179		$14.00
04/30/08	10,000		$14.00
04/30/08	3,439		$14.20
05/05/08		10,000	$14.92
05/09/08	10,000		$14.22
05/09/08	15,000		$14.20
05/09/08		5,000	$14.30
05/12/08	5,000		$14.16
05/12/08	5,000		$14.09
05/12/08	2,200		$14.08
05/13/08	10,000		$13.90
05/13/08	5,000		$14.00
05/14/08	5,159		$13.50
05/14/08	5,000		$13.55
05/14/08	10,000		$13.70
05/16/08	36		$13.70
05/16/08	3,900		$13.78
05/16/08	2,000		$13.79

4        In addition, Mr. Scheetz has acquired options to acquire 1,053,100 shares of Common Stock, exercisable in October 2008, June 2009 and June 2010.

05/16/08	2,000		$13.80
05/16/08	300		$13.74
05/19/08	1,909		$13.85
05/20/08	5,000		$13.71
05/20/08	5,000		$13.72
05/20/08	6,541		$13.60
05/21/08	5,000		$13.55
05/21/08	10,000		$13.60
05/22/08		2,000	$13.28
05/22/08		1,000	$13.27
05/22/08	10,000		$13.25
05/23/08	10,000		$12.85
05/23/08		4,000	$12.96
05/23/08		2,000	$12.98
05/23/08		1,000	$12.83
05/23/08	10,000		$12.90
05/23/08	10,000		$12.85
05/27/08	10,000		$12.75
05/28/08	5,000		$12.81
05/28/08	1,100		$12.75
06/02/08	3,183		$12.50
06/02/08	5,000		$12.62
06/02/08	5,000		$12.60
06/04/08		9,000	$13.19
06/04/08		2,000	$13.00
06/04/08		2,000	$13.10
06/04/08		2,000	$13.20
06/04/08		5,000	$13.30
06/05/08		3,000	$13.50
06/05/08		6,000	$13.50
06/05/08		3,000	$13.52
06/05/08		15,000	$13.56
06/06/08		2,000	$13.05
06/06/08		400	$13.15
06/06/08		2,975	$13.75
06/06/08		695	$13.60
06/06/08		1,990	$13.40
06/06/08		2,000	$13.04
06/06/08		2,000	$13.00
06/06/08		5,000	$13.15
06/09/08	500		$12.75
06/10/08	5,000		$12.70
06/10/08	5,000		$12.60
06/11/08	5,000		$12.50
06/11/08	1,600		$12.50
06/13/08		1,000	$12.75
06/16/08	3,000		$12.50
06/16/08	3,000		$12.50
06/16/08	100		$12.40
06/17/08	200		$12.50

06/18/08	2,500	$12.35
06/18/08	2,500	$12.30
06/18/08	10,000	$12.25
06/19/08	3,000	$12.15
06/19/08	1,200	$12.10
06/20/08	10,000	$11.98
06/20/08	5,000	$11.82

    (d)      No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Reporting Person.

      (e)      Not applicable.

SIGNATURES

                       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                                                                                                                 Dated: June 20, 2008

NORTHSTAR CAPITAL INVESTMENT CORP.

By: /s/ Steven B. Kauff
Name: Steven B. Kauff
Title: President

NCIC MHG SUBSIDIARY LLC

By: NorthStar Capital Investment Corp.,
Its Managing Member

By: /s/ Steven B. Kauff
Name: Steven B. Kauff
Title: President

NORTHSTAR PARTNERSHIP, L.P.

By: NorthStar Capital Investment Corp.,
Its General Partner

By: /s/ Steven B. Kauff
Name: Steven B. Kauff
Title: President

/s/ W. Edward Scheetz
W. Edward Scheetz

/s/ David T. Hamamoto
David T. Hamamoto

Exhibit Index

Exhibit	Description

1.	Formation and Structuring Agreement, dated as of October 25, 2006, by and among Morgans Group
LLC, Morgans Hotel Group LLC, NorthStar Hospitality LLC, NorthStar Partnership, L.P. and RSA
Associates, L.P. (incorporated by reference to Exhibit 10.4 to the registration statement on Form S-1
(File No. 333-129277) filed by the Company)).

2.	Underwriting Agreement, dated as of February 13, 2006, by and among Morgans Hotel Group Co.,
Morgans Group LLC, Morgans Hotel Group LLC and Morgan Stanley & Co. Incorporated and Merrill
Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named in
Schedule I thereto, and the selling stockholders named in Schedule II thereto (previously filed).

3.	Lock-Up Agreement, dated as of February 13, 2006, by and between Morgan Stanley & Co.
Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named in Schedule I of the Underwriting Agreement and NorthStar Capital Investment
Corp. (previously filed).

4.	Lock-Up Agreement, dated as of February 13, 2006, by and between Morgan Stanley & Co.
Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named in Schedule I of the Underwriting Agreement and NCIC MHG Subsidiary LLC
(previously filed).

5.	Lock-Up Agreement, dated as of February 13, 2006, by and between Morgan Stanley & Co.
Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named in Schedule I of the Underwriting Agreement and NorthStar Partnership, L.P.
(previously filed).

6.	Lock-Up Agreement, dated as of February 13, 2006, by and between Morgan Stanley & Co.
Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named in Schedule I of the Underwriting Agreement and Mr. W. Edward Scheetz
(previously filed).

7.	Lock-Up Agreement, dated as of February 13, 2006, by and between Morgan
Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as
representatives of the several underwriters named in Schedule I of the Underwriting Agreement and
Mr. David T. Hamamoto (previously filed).

8.	Lock-Up Agreement, dated as of February 13, 2006, by and between Morgan Stanley & Co.
Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named in Schedule I of the Underwriting Agreement and Mr. Richard J. McCready
(previously filed).

9.	Registration Rights Agreement, dated as of February 17, 2006, by and between Morgans Hotel Group
Co. and NorthStar Partnership, L.P. (previously filed).

10.	Joint Filing Agreement, dated as of February 22, 2006, by and among NorthStar Capital Investment
Corp., NCIC MHG Subsidiary LLC, NorthStar Partnership, L.P., Mr. W. Edward Scheetz and Mr.
David T. Hamamoto (previously filed).

11.	Power of Attorney, dated February 22, 2006, relating to NorthStar Capital Investment Corp.
(previously filed)

12.	Power of Attorney, dated February 22, 2006, relating to NorthStar Partnership, L.P. (previously filed)

Exhibit	Description

13.	Power of Attorney, dated February 22, 2006, relating to NCIC MHG Subsidiary LLC (previously filed).

14.	Power of Attorney, dated February 22, 2006, relating to Mr. W. Edward Scheetz (previously filed).

15.	Power of Attorney, dated February 22, 2006, relating to Mr. David T. Hamamoto (previously filed).

16.	Agreement and Plan of Merger, dated as of July 20, 2007, by and among Edward Scheetz, David T.
Hamamoto, NorthStar Capital Investment Corp. and NorthStar Partnership, L.P. (previously filed).

17.	Underwriting Agreement, dated as of July 19, 2007, by and among Morgans Hotel Group Co., the selling stockholders named in Schedule II thereto (including NCIC MHG Subsidiary and NorthStar
LP), and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated,
as representatives of the several underwriters named in Schedule I thereto (previously filed).

18.	10b5-1 Purchase Plan, dated as of May 18, 2007, between W. Edward Scheetz and Banc of America
Investment Services, Inc., and amendment thereto as of August 10, 2007 (previously filed).